UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

inContact, Inc.

(Name of Issuer)

Common Stock, par value of US$0.0001 per share

(Title of Class of Securities)

45336E109

(CUSIP Number)

Stephen Juge

Enterprise Networks Holdings, Inc.

50 Minuteman Road

Andover, MA 01810

Telephone: (978) 684-1054

With a copy to:

Martin Korman

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 45336E109

1.	Names of Reporting Persons. Enterprise Networks Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
	7.	Sole Voting Power 7,188,442
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,188,442
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,188,442
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.66%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 45336E109

1.	Names of Reporting Persons. Enterprise Networks Holdings B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
	7.	Sole Voting Power 7,188,442
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,188,442
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,188,442
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.66%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of inContact, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7730 S. Union Park Avenue, Suite 500, Salt Lake City, Utah 84047.

Item 2. Identity and Background

(a)	This Statement is being filed jointly by Enterprise Networks Holdings, Inc., a Delaware corporation (“ENHUS”), and Enterprise Networks Holdings B.V., a private company with limited liability organized under the laws of the Netherlands (“ENHBV”).

Each of the foregoing is referred to as a “Reporting Person” and together as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The principal address of ENHUS is 50 Minuteman Road, Andover, Massachusetts 01810-1008. The principal address of ENHBV is Prins Bernhardplein 200, 1097 JB Amsterdam, Kingdom of The Netherlands.

(c)	ENHBV, a holding company, is principally engaged in the business of providing end-to-end enterprise communications via its operating subsidiaries, including voice, network infrastructure and security solutions that use open, standards-based unified communications and business applications for a seamless collaboration experience. ENHUS is a wholly owned subsidiary of ENHBV and acts as a holding company for certain assets and business operations of ENHBV.

(d)	During the last five years, none of the Reporting Persons or any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons or any of the persons listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	ENHUS is organized under the laws of the State of Delaware. ENHBV is organized under the laws of The Netherlands.

Information concerning each executive officer and director of ENHUS and each director of ENHBV, is detailed in Schedule A attached hereto.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds required by ENHUS for the purchase of the 7,188,442 shares of Common Stock was $23,865,627.44 and was obtained from the working capital of ENHUS.

Item 4. Purpose of Transaction

ENHBV, which does business as Siemens Enterprise Communications, has made an investment in the Issuer through its subsidiary, ENHUS, to facilitate strategic and commercial cooperation between the two companies. The investment was made in connection with a distribution partnership with the Issuer pursuant to which ENHBV’s subsidiary, Siemens Enterprise Communications, Inc. (“SEN US”) will deliver a cloud unified communications solution including voice, mobility, messaging, presence, conferencing, collaboration, video and contact center, including in certain cases the Issuer’s contact center products and services. The investment was made pursuant to a Common Stock Purchase Agreement (the “Purchase Agreement”) pursuant to which ENHUS acquired 7,188,442 shares of Common Stock (the “Shares”) at a price of $3.32 per share for a total purchase price of $23,865,627.44.

Concurrently with the execution of the Purchase Agreement, the Issuer and ENHUS entered into an Investor Rights Agreement (the “IRA”) governing certain rights and limitations with respect to the Shares and certain governance provisions, and Issuer and SEN US entered into a master reseller agreement (the “MRA”) under which SEN US and its affiliates have agreed to distribute certain of the Issuer’s products and services under specified brands of Siemens Enterprise Communications.

Pursuant to the IRA, Hamid Akhavan, ENHBV’s Chief Executive Officer, and another individual to be designated by ENHUS, will be appointed to the Issuer’s Board of Directors. ENHUS’s rights to appoint directors of the Issuer will be reduced as its ownership interest in the Issuer declines below certain specified thresholds. The IRA further sets forth that, until the earlier of termination of the MRA under certain conditions and December 31, 2013 (which date shall be extended to the extent that the term of the MRA is so extended), the Issuer will be subject to certain obligations in connection with any inquiry or proposal made by a third party relating to a potential acquisition of the Issuer, including providing ENHUS with prompt notice and certain rights of first refusal with respect to such third party proposal. Additionally, as set forth in the IRA, until June 14, 2012, the Reporting Persons and certain of their affiliates will be restricted, subject to certain exceptions, from acquiring greater than 19.99% of the Issuer’s voting securities, from making solicitations regarding the voting of shares of the Issuer or from making any public offer to purchase securities of the Issuer. Further, under the terms of the IRA, ENHUS is restricted from transferring the Shares at any time prior to December 11, 2011. Thereafter and until ENHUS owns less than 5% of the outstanding shares of capital stock of the Issuer, transfers of the Shares will be subject to certain limitations as set forth in the IRA. The IRA further provides ENHUS with a right to purchase a pro rata portion of certain future issuances by Issuer.

The Reporting Persons intend, at any time or from time to time, to monitor and assess their investment in Issuer including assessing (i) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (ii) the value and price of the Common Stock, (iii) the financial condition, operations, prospects, capital structure and management of Issuer, (iv) the status of its commercial relationship with the Issuer and (v) other factors which each Reporting Person, in its sole determination, believes may create the opportunity and/or desirability to alter the relationship between itself and Issuer. On the basis of such assessments (or such other factors as each Reporting Person, in its sole discretion, deems appropriate), and subject to its respective obligations under the IRA, each Reporting Person may at any time and from time to time take such actions with respect to its investment in Issuer as it deems appropriate, including, without limitation, (i) purchasing additional shares of Common Stock or other securities of Issuer, (ii) proposing or engaging in an extraordinary corporate transaction, including a merger, reorganization or liquidation, or change of control involving the Issuer or any of its subsidiaries or a sale or transfer of assets of Issuer or otherwise (including, in connection therewith, causing the securities of Issuer to be delisted or ceased to be authorized to be quoted on applicable securities exchanges or inter-dealer quotation systems and/or becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act), (iii) selling some or all of any securities of Issuer held by it, (iv) proposing changes to the Board of Directors or management of Issuer, (v) proposing changes to the Issuer’s charter, bylaws or instruments corresponding thereto or take other actions that may impede the acquisition of control of the Issuer by another person or (vi) otherwise changing its intention with respect to any of the matters referenced in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)	ENHUS directly beneficially owns 7,188,442 shares of Common Stock which, based on information received from the Issuer, constitutes 16.66% of the Common Stock outstanding. ENHBV may be deemed to be the indirect beneficial owner of such Common Stock.

(b)	ENHUS has the sole power to vote or dispose of the Common Stock it owns.

As the sole shareholder of ENHUS, ENHBV can direct the vote or direct the disposition by ENHUS of the Common Stock owned by ENHUS.

(c)	Aside from the acquisition of 7,188,442 shares of Common Stock pursuant to the SPA as described in Item 3, there have been no transactions in the Common Stock by the Reporting Persons during the past sixty days.

(d)	No persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by each.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities

The information disclosed in Item 4 above is incorporated herein by reference.

The description of each of the SPA and the IRA is a summary and is qualified in its entirety by the terms of such agreements, copies of which are filed herewith as Exhibits 2 and 3, respectively, to this statement, and each of which is incorporated herein by reference.

On June 24, 2011, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

In addition, concurrently with the execution of the Purchase Agreement, the Issuer and ENHUS entered into a Registration Rights Agreement which provides ENHUS with certain customary registration right with respect to the Common Stock.

Other than as described herein, the Reporting Persons filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement dated as of June 24, 2011 by and between Enterprise Networks Holdings, Inc. and Enterprise Networks Holdings B.V.

Exhibit 2: Share Purchase Agreement dated as of June 14, 2011 by and between inContact, Inc. and Enterprise Networks Holdings, Inc.

Exhibit 3: Investor Rights Agreement dated as of June 14, 2011 by and between inContact, Inc. and Enterprise Networks Holdings, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2011

ENTERPRISE NETWORKS HOLDINGS, INC.

By:	/s/ Stephen Juge
Name: Stephen Juge
Title: President

ENTERPRISE NETWORKS HOLDINGS B.V.

By:	/s/ Stephen Juge
Name: Stephen Juge
Title: Duly authorized

By:	/s/ Henning Rehder
Name: Henning Rehder
Title: Duly authorized

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS – ENHUS

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of ENHUS, are set forth below. If no business address is given, the director’s or executive officer’s business address is 50 Minuteman Road, Andover, Massachusetts 01810-1008. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ENHUS. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors:

Name	Present Principal Occupation Including Name and Address of Employer
Stephen Juge	President
Henning Rehder	Chief Financial Officer and Treasurer; German nationality

Executive Officers*:

Name	Present Principal Occupation Including Name and Address of Employer
Ann Bonis	Vice President and Secretary
Veronika Fichtner	Senior Vice President and Assistant Treasurer; Austrian nationality
Thomas A. Loureiro	Vice President and Assistant Secretary
Tracy Walker	Vice President and Assistant Treasurer
Christian Speth	Senior Vice President and Assistant Treasurer; German nationality

*Executive	Officers who are also Directors are not included

DIRECTORS – ENHBV

The board of directors of ENHBV is responsible for the supervision and management of ENBHV and its subsidiaries, and thus does not have any executive officers. The name, business address, title, present principal occupation or employment of each of the directors of ENHBV are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ENHBV. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors:

Name	Present Principal Occupation Including Name and Address of Employer
Mark R. Stone	Senior Managing Director, The Gores Group LLC; 10877 Wilshire Boulevard, 18th Floor, Los Angeles, CA 90024
Steven C. Yager	Senior Managing Director, The Gores Group LLC; 10877 Wilshire Boulevard, 18th Floor, Los Angeles, CA 90024
Saad H. Hammad	Managing Director, Glendon Partners Limited; 52 Conduit Street, 4th Floor, London, United Kingdom W1s 2YX; British nationality
Karl-Heinz Seibert	Siemens AG, Mergers Acquisitions and Post-Closing Management; Wittelsbacherplatz 2, 80333 Munich, Germany; German nationality